Third-Quarter 2011 Financial Results
October 27, 2011
Grupo TMM

Included in this presentation are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward -looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of management to manage growth and successfully compete in new businesses. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Forward-Looking Statements

On Today’s Call
• José Serrano, Chairman and CEO
• Jacinto Marina, Deputy CEO
• Carlos Aguilar, CFO
• Luis Ocejo, Maritime
• Roberto Martínez, Ports and Terminals

$250
$200
$150
$100
$50
$0
$74.8
$68.8
$231.4
$204.4
Q3
9M
2010
2011

$30
$25
$20
$15
$10
$5
$0
$8.4
$6.0
$26.8
$22.1
Q3
9M
2010
2011

$70
$60
$50
$40
$30
$20
$10
$0
$22.2
$18.7
$67.4
$61.5
Q3
9M
2010
2011

Consolidated Financial Results
Revenue
Operating Profit
EBITDA
*Millions of U.S.$
-8.0%
-11.7%
-28.6%
-17.5%
-15.8%
-8.7%

$160
$140
$120
$100
$80
$60
$40
$20
$0
$51.1
$44.5
$153.4
$127.8
Q3
9M
2010
2011

$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
$14.9
$10.5
$43.9
$30.1
Q3
9M
2010
2011

Maritime Financial Results

Revenue
Operating Profit
*Millions of U.S.$
-12.9%
-16.7%
-29.5%
-31.4%

$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
$39.7
$43.6
$44.5
Q1
Q2
Q3

Maritime Financial Results
Revenue Improvement During 2011
*Millions of U.S.$

12.1%

Harbor
Tugs
$10.3
Chemical
$14.0
Product
Tanker
$27.4
Offshore
$76.1

- Lower average daily tariffs and utilization
- Three 3 less vessels in operation

- Product Tankers
  - Lower average daily tariffs and utilization

- Chemical tankers
  - Reduced fleet by 1 vessel
  - Returned to profitability

Maritime Financial Results
Nine Months 2011
*Millions of U.S.$
• Offshore Vessels
• Harbor towage
 ➢ Increased ship calls
 ➢ Higher average revenue /call

TMM’s Maritime Fleet
Fleet: 28
Fleet: 7
Fleet: 5
Fleet: 2
Offshore Vessels - Sound of Campeche
Product Tankers - Pacific Coast & Gulf of
Mexico
Harbor Towage - Manzanillo
Chemical Tankers - Gulf of Mexico inter-
coastal services

Offshore and Product Tanker
Data Snapshot
	Q3 2010	Q3 2011
Revenue Available Days	2,365	2,268
Average Vessels	32	28
Utilization	80.3%	88.0%
	Q3 2010	Q3 2011
Revenue Available Days	619	643
Average Vessels	7	7
Utilization	99.5%	99.8%
Offshore Fleet
Product Tanker Fleet
*Q3 2011 offhire days: offshore fleet 308 days and product tanker fleet 1 day

$25
$20
$15
$10
$5
$0
$5.5
$6.9
$17.4
$20.9
Q3
9M
2010
2011

$5
$4
$4
$3
$3
$2
$2
$1
$1
$0
$1.0
$1.0
$4.4
$4.5
Q3
9M
2010
2011

Ports and Terminals
Financial Results
*Millions of U.S.$

Revenue
Operating Profit
25.4%
20.1%
unchanged
2.3%

700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
501,389
660,401
9M 2010
9M 2011

Ports and Terminals
Financial Results
Autos Handled at
Puebla, Saltillo and Acapulco

31.7%

Logistics Financial Results
Nine Months 2011
• Excluding $6.7m from sale of assets in April 2010, revenue increased 3.5%
• Auto hauling revenue improved 32.8%
• Trucking profit improved from a loss of $0.2m to a profit of $1.0m

Total Debt*
Nine Months 2011
	As of 12/31/10	As of 09/30/11
Mexican Trust Certificates**	$786.4	$697.2
Securitization Facility	11.8	0.0
Other Corporate debt	73.9	64.3
TOTAL DEBT	$872.1	$761.5
• Peso-denominated debt reduced $66.8m from depreciation
 of peso vs. dollar
• Net debt reduced by $30.8m
• Of total debt, only 1.4%, or $11.0m, is short-term
*Millions of U.S.$

** 20-year term, peso denominated and non-recourse to the Company
Exchange Rate: 12.38 pesos/dollar at 12/31/10 and 13.46 pesos/dollar at 09/30/11

Five-Year Growth Strategy
• Container and Liquids Terminal at Port of Tuxpan
 ➢ Concession to operate and environmental permits in place
• Add specialized offshore vessels to TMM’s fleet
 ➢ Meet increasing demand for deep water exploration in Mexico

Third-Quarter 2011 Financial Results
October 27, 2011
Grupo TMM